

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

   Re: **Gemini Space Station, Inc.**
      Registration Statement on Form S-1, as amended
      Exhibit Nos. 10.2, 10.3, and 10.4
      Filed August 21, 2025
      File No. 333-289665

Dear Tyler Winklevoss:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance
         Office of Crypto Assets